SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

CENTILLIUM COMMUNICATIONS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror)) Options to Purchase Common Stock, Par Value $0.001 Per Share (Title of Class of Securities)

15239109
(CUSIP Number of underlying Common Stock)

Faraj Aalei
Chief Executive Officer
Centillium Communications, Inc.
47211 Lakeview Boulevard
Fremont, California 94538
(510) 771-3700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
Arthur F. Schneiderman, Esq.
Kathleen B. Bloch, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$17,344,580	$3,469

*

Calculated as of October 17, 2001, solely for purposes of determining the filing fee. The “transaction valuation” was calculated on the basis of the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 7,497,072 shares of common stock of Centillium will be tendered and cancelled pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose. The Black-Scholes option valuation model was developed for use in estimating the fair value of publicly traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option valuation model requires the input of highly subjective assumptions including expected stock price volatility and expected life of the options. Because Centillium’s employee stock options differ significantly from traded options, and because changes in assumptions can materially affect the results of the Black-Scholes calculation, Centillium believes that the Black-Scholes model does not provide a reliable measure of the value of the existing employee stock options covered by this offer. Because on the date of this filing most of these options have exercise prices that are substantially higher than the current trading price of our common stock, Centillium believes these options have little or no current value.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,469
Form or Registration No.: Schedule TO (File No. 005-60607)
Filing party: Centillium Communications, Inc.
Date filed: October 22, 2001

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Centillium Communications, Inc. with the Securities and Exchange Commission on October 22, 2001 (the “Schedule TO”), relating to our offer to replace certain outstanding employee stock options to purchase shares of our common stock with new stock options.

Item 12 of the Schedule TO is hereby amended to add a reference to Exhibit (a)(9), which is a slideshow that was presented to Centillium employees at oral presentations conducted on October 29, 30 and 31, and November 2 and 9, 2001.

Item 12. Exhibits.

(a)(9)	Presentation materials for oral presentation to Centillium employees conducted on October
29, 30 and 31, and November 2 and 9, 2001.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

CENTILLIUM COMMUNICATIONS, INC.

/s/ Faraj Aalaei

Faraj Aalaei
Chief Executive Officer

Date: November 9, 2001

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(9)	Presentation materials for oral presentation to Centillium employees conducted on October
29, 30 and 31, and November 2 and 9, 2001.